VINFAST AUTO LTD.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker

Geoffrey Kruczek

Re:	VinFast Auto Ltd. (the “Company”)

Registration Statement on Form F-1

Originally Filed September 12, 2023

File No. 333-274475

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-274475) be accelerated by the Securities and Exchange Commission to 9:00 a.m. Washington D.C. time on October 2, 2023 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Sharon Lau at +65 6437 5464 or Stacey Wong at +65 6437 5450 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours, VinFast Auto Ltd.

By:	/s/ Le Thu Thu Thuy
Name: Le Thi Thu Thuy Title: Managing Director and Global CEO, VinFast Auto Ltd.

cc:	(via email)

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP

[Signature page to Acceleration Request]